EXHIBIT 23.2
WILLIAM M. COBB & ASSOCIATES, INC.
May 12, 2008
Contango Oil & Gas Company
3700 Buffalo Speedway, Suite 960
Houston, Texas 77098
          Re: Contango Oil & Gas Company, Quarterly Report on Form 10-Q
Gentlemen:
     The firm of William M. Cobb & Associates, Inc. consents to the use of its name and to the use of its projections for Contango Oil & Gas Company’s Proved Reserves and Future Net Revenue as of March 31, 2008 in Contango’s Report on Form 10-Q for the quarter ended March 31, 2008.
     William M. Cobb & Associates, Inc. has no interests in Contango Oil & Gas Company or in any affiliated companies or subsidiaries and is not to receive any such interest as payment for such reports and has no director, officer, or employee otherwise connected with Contango Oil & Gas Company. Contango Oil & Gas Company does not employ us on a contingent basis.
Yours very truly,
WILLIAM M. COBB & ASSOCIATES, INC.

/s/ F.J. MAREK F.J. Marek, P.E. Senior Vice President